UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDERTHE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-41035

CI&T INC

(Translation of registrant’s name into English)

Estrada Guiseppina Vianelli De Napoli, 1455 –  C,

Globaltech 13.100-000 - Brazil

Campinas-State of São Paulo

+55 19 21024500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                                                        Form 40-F ☐

CI&T Inc

TABLE OF CONTENTS

ITEM

1.	3Q26 Earnings Release
2.	Unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2026

CI&T Reports 14.9% Organic Revenue Growth in 3Q26

AI Monetization Expands Adjusted Gross Margin by 420 bps Sequentially to 36.6%

New York - November 11, 2026 - CI&T (NYSE: CINT, “Company”), an AI deployment company at scale and a global partner in tech-integrated business solutions, today announces its results for the third quarter of 2026 (3Q26) in accordance with International Financial Reporting Standards (IFRS® Accounting Standards), as issued by the IASB. For comparison purposes, we refer to the results for the third quarter of 2025 (3Q25). The numbers are presented in U.S. dollars.

Third quarter of 2026 (3Q26) highlights

●	Revenue of US$146.3 million, an increase of 14.9% compared to US$127.3 million in 3Q25.
●	Revenue growth at constant currency was 11.2% compared to 3Q25.
●	Revenue from clients outside our top 10 grew 17.1% year-over-year, outpacing the 12.2% growth from our top 10 clients.
●	Profit reached US$7.6 million in 3Q26, compared to US$8.9 million in 3Q25.
●	Gross Profit reached US$50.7 million in 3Q26, compared to US$41.1 million in 3Q25, up 23.4%.
●	Adjusted Gross Profit reached US$53.5 million in 3Q26, up 24.0% year-over-year. Adjusted Gross Profit margin expanded 270 basis points to 36.6% compared to 3Q25, and 420 bps sequentially from 32.4% in 2Q26.
●	Adjusted EBITDA reached US$22.6 million in 3Q26 compared to US$23.5 million in 3Q25. In 3Q26, Adjusted EBITDA margin was 15.5%, up 220 bps sequentially, from 13.3% in 2Q26.
●	Adjusted Profit was US$11.5 million in 3Q26, an increase of 2.0% compared to US$11.3 million in 3Q25. Adjusted Profit margin was 7.9% in 3Q26.
●	Diluted earnings per share (EPS) were US$0.06 and Adjusted diluted EPS were US$0.09 in 3Q26, up 4.5% year-over-year. In 3Q26, we repurchased US$2.9 million of our shares
●	CI&T ended 3Q26 with an average of 6,786 AI-Builders. Revenue per AI-Builder(1) reached US$82.5 thousand in 3Q26 (LTM basis), an increase of 9.9% compared to US$75.1 thousand in 3Q25.
●	Cash generated from operating activities was US$40.2 million in 9M26, including US$22.4 million in 3Q26.

Cesar Gon, Founder and CEO of CI&T, commented: “Our third quarter shows AI deployment translating into economics. Adjusted gross margin reached 36.6%, up 420 basis points from the prior quarter, as our value-based commercial models and CI&T FLOW allow revenue to grow faster than our team. Growth remains broad-based: revenue from clients outside our top 10 grew 17.1%, ahead of our largest accounts. Adjusted EBITDA improved 220 basis points sequentially, and the commercial investments we made this year are expanding our pipeline and bringing in new clients. With that momentum, we are raising the low end of our full-year revenue outlook to US$568.0 million, now expecting 16% to 18% organic growth in 2026. CI&T builds, delivers and scales AI impact across the enterprise, with measurable business outcomes, and this quarter’s numbers show it.”

Comments on the 3Q26 financial performance

Revenue reached US$146.3 million in 3Q26, ahead of our outlook of at least US$145.7 million, up 14.9% from US$127.3 million in 3Q25, and 11.2% at constant currency — our eighth consecutive quarter of double-digit organic growth.

(1) LTM revenue divided by the 12-month average billable headcount (excluding interns). [Referred to as “Revenue per AI-Tech-Professional in our Form 20-F]

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Growth was broad-based across our client portfolio. Revenue from clients outside our top 10 grew 17.1% year-over-year, outpacing the 12.2% growth from our top 10 accounts.

By industry, Technology and Telecommunications was the fastest-growing vertical at 40.2% year-over-year, followed by Financial Services, our largest vertical, at 26.1%, Life Sciences grew 23.4%. By geography, Latin America grew 20.0%, New Markets 17.6% and North America 8.7% year-over-year. On a sequential basis, North America grew 3.9%, the highest among our regions.

The cost of services provided was US$95.6 million in 3Q26, a 10.9% increase from 3Q25, primarily due to unfavorable foreign exchange rates and higher personnel expenses associated with the resumption of payroll taxes in Brazil. In 3Q26, the number of AI-builders (billable headcount) remained stable compared to the same period last year.

Gross profit was US$50.7 million in 3Q26, a 23.4% increase compared to 3Q25, with a gross profit margin of 34.7%, up 240 basis points. Adjusted gross profit reached US$53.5 million, up 24.0% from US$43.1 million in 3Q25. The adjusted gross profit margin was 36.6%, up 270 basis points year-over-year and 420 bps from 32.4% in 2Q26. This performance reflects our AI monetization strategy: as our AI-native delivery and CI&T Flow raise productivity, our new commercial models enable us to share those gains with clients, delivering faster and measurable business outcomes while converting them into revenue and margin for CI&T. As a result, revenue per AI-Builder reached US$82.5 thousand in 3Q26 (LTM basis), up 9.9% from US$75.1 thousand in 3Q25.

Selling, general, and administrative (SG&A) and other operating expenses totaled US$36.1 million in 3Q26, a 53.5% increase compared to 3Q25. This increase was driven by selling expenses, which accounted for US$20.5 million, or 14.0% of revenue compared to 11.9% in 2Q26, reflecting a structural expansion of our commercial organization to foster new offerings and vertical initiatives, and the targeted investments we made in 2Q26 and 3Q26 to scale our Agentic SDLC initiative and capture the current acceleration in demand for AI deployment. This initiative was concluded in 3Q26, and we expect selling expenses as a percentage of revenue to decline from 3Q26 levels. These investments are already translating into commercial momentum, with a higher sales pipeline and the addition of new clients. General and administrative expenses declined to 10.2% of revenue from 11.3% in 2Q26 and 11.0% in 3Q25, reflecting operating leverage.

Adjusted EBITDA reached US$22.6 million in 3Q26 (15.5% of revenue), a 3.9% decrease from US$23.5 million in 3Q25 (18.5% of revenue). The year-over-year decline was primarily driven by the appreciation of the Brazilian Real against the U.S. dollar, combined with the targeted 2026 investments and structural expansion of our commercial organization described above. Sequentially, Adjusted EBITDA grew 19.1% from US$19.0 million in 2Q26, and the adjusted EBITDA margin expanded 220 bps from 13.3%.

Net finance costs totaled US$3.9 million in 3Q26, down 4.6% from US$4.1 million in 3Q25, primarily driven by higher finance income, partially offset by higher finance costs. Income tax expense was US$3.1 million in 3Q26, a 33.2% decrease from 3Q25, primarily driven by the utilization of R&D tax incentives in the quarter. The effective tax rate was 29% in 3Q26 compared to 34% in 3Q25.

Profit was US$7.6 million in 3Q26, a 14.4% decrease compared to 3Q25. Adjusted profit was US$11.5 million, up 2.0% from 3Q25, with an adjusted profit margin of 7.9%. Cash generated from operating activities was US$40.2 million in 9M26, including US$22.4 million in 3Q26. We repurchased US$2.9 million of our shares in 3Q26, totaling US$9.1 million in 9M26.

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Business Outlook

We expect our reported revenue for the fourth quarter of 2026 to be in the range of US$142.3 million to US$152.0 million, implying a 9.6% growth in U.S. dollars, at the midpoint of the range, compared to US$134.3 million in 4Q25. This reflects a 9.3% increase year-over-year on a constant currency basis.

For the full year of 2026, we expect our revenue to be in the range of US$568.0 million to US$577.8 million, implying 16.0% to 18.0% organic revenue growth year-over-year. In addition, we estimate our Adjusted EBITDA margin to be in the range of 15% to 17%.

These estimates assume an average FX rate of 5.38 BRL/USD in 4Q26, compared to 5.39 BRL/USD in 4Q25.

These expectations are forward-looking statements, and actual results may differ materially. See "Cautionary Statement on Forward-Looking Statements" below.

Note:

Our 3Q26 revenue outlook of at least US$145.7 million, provided in our 2Q26 earnings materials, implied 9.9% year-over-year growth at constant currency, not 12.3% as previously stated. In addition, the positive FX impact embedded in our FY26 outlook was approximately 500 basis points, not 400. The outlook in U.S. dollars and the FX assumption of 5.17 BRL/USD were not affected. The average 3Q26 FX rate was 5.14 BRL/USD.

Conference Call Information
Cesar Gon (Founder and CEO), Bruno Guicardi (Founder and President for North America and Europe), Stanley Rodrigues (CFO), and Eduardo Galvão (Director of Investor Relations) will host a video conference call to discuss the 3Q26 financial and operating results on November 11, at 4:30 PM Eastern Time / 6:30 PM BRT. The earnings call can be accessed on the Company’s Investor Relations website at https://investors.ciandt.com or at the following link: https://youtube.com/live/AsDaI4eU2Mo?feature=share

About CI&T (NYSE: CINT)

Through AI deployment, CI&T helps large enterprises move from AI ambition to measurable business impact, combining business strategy, AI-native execution, and IP-based solutions as the global tech-integrated business solutions partner. With a 30-year track record of helping clients navigate change, the company delivers accelerated outcomes through deep expertise across agentic SDLC, application modernization, data & AI, martech, professional services and business strategy & building. CI&T's proprietary AI system, CI&T FLOW, and its methodology, Lean AI, boost team productivity and ensure fast, efficient, and scalable results. With more than 8,000 CI&Ters, CI&T operates across 12 countries and serves 100+ large enterprises and fast-growth clients worldwide.

Non-IFRS Financial Measures

We regularly monitor certain financial and operating metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections, and make strategic decisions. These non-IFRS financial measures include Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Profit, Adjusted Profit Margin, Revenue at Constant Currency, and Adjusted Diluted EPS. They should be considered in addition to results prepared in accordance with IFRS Accounting Standards, but not as substitutes for results under IFRS Accounting Standards. In addition, our calculation of these non-IFRS financial measures may differ from those used by other companies, and therefore, comparability may be limited. These non-IFRS financial measures are provided as additional information to enhance investors’ understanding of our operations’ historical and current financial performance.

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CI&T is not providing a quantitative reconciliation of its forward-looking non-IFRS Revenue at Constant Currency and Adjusted EBITDA Margin to the most directly comparable IFRS measure because it cannot reasonably predict the outcome of certain significant items without unreasonable efforts. These items include, but are not limited to, share-based compensation expenses, the tax effect of non-IFRS measures, foreign currency exchange gains/losses, and other items. These items are uncertain, depend on various factors, and could have a material impact on our IFRS-reported results for the guidance period.

We calculate Revenue at Constant Currency by translating Revenue from entities reporting in foreign currencies into U.S. dollars using the foreign currency exchange rates from the prior period to show changes in our revenue without giving effect to period-to-period currency fluctuations.

In calculating Adjusted Gross Profit, Adjusted EBITDA, Adjusted Profit and Adjusted Diluted EPS we exclude cost components unrelated to the direct management of our services. For the periods presented, the adjustments applied to Adjusted Gross profit were: (i) depreciation and amortization related to the cost of services provided; and (ii) share-based compensation expenses.

We calculate Adjusted EBITDA for the periods presented as Profit, plus net finance costs, income tax expense, depreciation and amortization, and share-based compensation expenses.

For the periods presented, the adjustments on Adjusted Profit and Adjusted Diluted EPS were: (i) share-based compensation expenses; (ii) acquisition-related expenses: amortization of intangible assets from acquired companies; and (iii) the tax effects of non-IFRS adjustments.

Cautionary Statement on Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact that may be deemed forward-looking statements include, but are not limited to: the statements under Business Outlook, including expectations relating to revenues and other financial or business metrics; statements regarding relationships with clients; and any other statements of expectations or beliefs. The words “believe”, “will”, “may”, “may have”, “would”, “estimate”, “continues”, “anticipates”, “intends”, “plans”, “expects”, “budget”, “scheduled”, “forecasts” and similar words are intended to identify estimates and forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements represent our management's beliefs and assumptions only as of the date of this press release. You should read this press release with the understanding that our actual future results may be materially different from our expectations. These statements are subject to known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by such statements in this press release, including risk related to global economic conditions, clients' demand, and our ability to execute our growth strategy and strategic plans. Additional information about these and other risks and uncertainties is contained in the Risk Factors section of CI&T's annual report on Form 20-F. Additional information will be made available in our Annual Reports on Form 20-F, and other filings and reports that we may file from time to time with the SEC. Except as required by law, we assume no obligation to and do not intend to update these forward-looking statements or to update the reasons why actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

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Contacts:

Investor Relations Contact:

Eduardo Galvão

investors@ciandt.com

Media Relations Contact:

Zella Panossian

ciandt@illumepr.com

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Unaudited condensed consolidated statement of profit or loss

(In thousands of U.S. dollars)

	Quarter ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Revenue	146,309	127,312	425,737	355,373
Costs of services provided	(95,601)	(86,223)	(290,871)	(242,131)
Gross profit	50,708	41,089	134,866	113,242

Selling expenses	(20,510)	(10,075)	(48,864)	(27,923)
General and administrative expenses	(14,905)	(14,062)	(47,007)	(39,663)
Impairment reversal (loss) on accounts receivable and contract assets	(1,044)	(21)	227	218
Other income, net	316	618	1,594	1,386
Operating expenses, net	(36,143)	(23,540)	(94,050)	(65,982)

Operating profit before net finance costs and income tax expense	14,565	17,549	40,816	47,260

Finance income	5,513	4,542	16,916	14,084
Finance costs	(9,433)	(8,653)	(25,878)	(20,955)
Net finance costs	(3,920)	(4,111)	(8,962)	(6,871)

Profit before income tax	10,645	13,438	31,854	40,389

Current	(974)	(3,718)	(2,385)	(6,550)
Deferred	(2,083)	(857)	(8,568)	(7,787)
Total income tax expense	(3,057)	(4,575)	(10,953)	(14,337)

Profit for the period	7,588	8,863	20,901	26,052

Earnings per share
Earnings per share – basic (in US$)	0.06	0.07	0.16	0.19
Earnings per share – diluted (in US$)	0.06	0.07	0.16	0.19

In thousand:
Weighted average number of basic shares	128,212	130,723	128,889	133,644
Weighted average number of diluted shares	128,821	131,991	129,498	134,912

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Unaudited condensed consolidated statement of financial position

(In thousands of U.S. dollars)

Assets	September 30, 2026	December 31, 2025	Liabilities and equity	September 30, 2026	December 31, 2025

Cash and cash equivalents	48,250	47,864	Trade and other payables	5,101	5,192
Accounts receivable	84,710	97,288	Loans and borrowings	81,566	66,443
Contract assets	66,548	34,260	Lease liabilities	3,111	3,435
Recoverable taxes	7,805	2,103	Salaries and welfare charges	61,685	58,670
Current income tax assets	8,897	8,068	Accounts payable for business acquired	5,442	1,328
Derivatives	-	190	Derivatives	-	512
Other assets	6,742	6,358	Current income tax liabilities	251	760
Total current assets	222,952	196,131	Other taxes payable	4,442	3,266
			Contract liability	4,557	4,021
			Other liabilities	3,459	3,291
Recoverable taxes	823	895	Total current liabilities	169,614	146,918
Current income tax assets	4,636	3,959
Deferred tax assets	756	1,648
Judicial deposits	1,965	1,813	Loans and borrowings	38,723	56,185
Restricted cash	626	589	Deferred tax liabilities	35,955	26,427
Other assets	2,001	1,183	Lease liabilities	3,812	4,868
Property and equipment	7,841	7,354	Provisions for tax and labor risks	826	680
Intangible assets and goodwill	336,482	329,348	Accounts payable for business acquired	-	3,905
Right-of-use assets	6,577	7,578	Other liabilities	2,284	2,578
Total non-current assets	361,707	354,367	Total non-current liabilities	81,600	94,643

			Equity
			Share capital	7	7
			Share premium	182,815	183,395
			Treasury share reserve	(34,606)	(30,016)
			Capital reserves	23,941	23,180
			Retained earnings	159,429	138,528
			Other comprehensive income (loss)	1,859	(6,157)
			Total equity	333,445	308,937

Total assets	584,659	550,498	Total equity and liabilities	584,659	550,498

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Unaudited condensed consolidated statement of cash flows

(In thousands of U.S. dollars)

	September 30, 2026	September 30, 2025
Cash flows from operating activities
Profit for the period	20,901	26,052
Adjustments for:
Depreciation and amortization	16,704	13,686
Loss on sale and write-off of non-financial assets	37	84
Interest and exchange rate changes	8,987	9,136
Unrealized gain on financial instruments	(339)	(1,410)
Income tax expenses	10,953	14,337
Impairment reversal on accounts receivable and contract assets	(227)	(218)
Share-based compensation	4,869	3,684
Other	298	20
Changes in operating assets and liabilities
Accounts receivable and contract assets	(15,712)	(16,357)
Recoverable taxes	(5,676)	(1,266)
Trade and other payables	(361)	(1,896)
Salaries and welfare charges	(1,335)	3,919
Contract liabilities	474	(6,013)
Other receivables and payables, net	608	2,668
Cash generated from operating activities	40,181	46,426
Income tax paid	(3,759)	(7,508)
Interest paid on loans and borrowings	(5,908)	(8,309)
Interest paid on lease	(645)	(596)
Income tax refund	522	469
Net cash from operating activities	30,391	30,482
Cash flows from investing activities
Acquisition of property and equipment and intangible assets	(13,441)	(10,339)
Cash used in investing activities	(13,441)	(10,339)
Cash flows from financing activities
Exercised share-based compensation	657	1,368
Payment of lease liabilities	(3,106)	(3,790)
Proceeds (outflows) from settlement of derivatives	(9)	91
Proceeds from loans and borrowings	24,611	24,722
Payment of loans and borrowings	(30,766)	(34,011)
Payment of installment related to accounts payable for business acquired	(873)	(1,842)
Repurchase of treasury shares	(9,066)	(27,342)
Net cash used in financing activities	(18,552)	(40,804)
Net decrease in cash and cash equivalents	(1,602)	(20,661)
Cash and cash equivalents as of January 1	47,864	56,621
Exchange variation effect on cash and cash equivalents	1,988	7,338
Cash and cash equivalents as of September 30	48,250	43,298

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Revenue Distribution

(In thousands of U.S. dollars)

Revenue by Industry (in USD thousand)	3Q26	3Q25	Var. 3Q26 x 3Q25	9M26	9M25	Var. 9M26 x 9M25
Financial Services	60,597	48,072	26.1%	168,613	127,101	32.7%
Retail and Industrial Goods	28,238	26,199	7.8%	82,974	74,589	11.2%
Consumer Goods	21,929	24,668	-11.1%	67,575	72,491	-6.8%
Technology and Telecommunications	17,018	12,140	40.2%	50,241	33,740	48.9%
Life Sciences	11,955	9,690	23.4%	33,399	28,208	18.4%
Other	6,572	6,543	0.4%	22,935	19,244	19.2%
Total	146,309	127,312	14.9%	425,737	355,373	19.8%

Revenue by Geography (in USD thousand)	3Q26	3Q25	Var. 3Q26 x 3Q25	9M26	9M25	Var. 9M26 x 9M25
Latin America	73,594	61,342	20.0%	211,712	165,547	27.9%
North America	59,295	54,558	8.7%	173,389	155,392	11.6%
New Markets	13,420	11,412	17.6%	40,636	34,434	18.0%
Total	146,309	127,312	14.9%	425,737	355,373	19.8%

Clients Breakdown (in USD thousand)	3Q26	3Q25	Var. 3Q26 x 3Q25	9M26	9M25	Var. 9M26 x 9M25
Top Client	17,755	14,919	19.0%	49,184	39,840	23.5%
Top 10 Clients	63,077	56,240	12.2%	178,069	152,847	16.5%
Excluding Top 10	83,232	71,072	17.1%	247,668	202,526	22.3%

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Reconciliation of various income statement amounts from IFRS to non-IFRS measures

Revenue Growth at Constant Currency	3Q26	3Q25
Reported Revenue Growth	14.9%	13.4%
Foreign Exchange Rates Impact	-3.7%	-1.3%
Revenue Growth at Constant Currency	11.2%	12.1%

Adjusted Gross Profit (in USD thousand)	3Q26	3Q25	Var. 3Q26 x 3Q25	9M26	9M25	Var. 9M26 x 9M25
Revenue	146,309	127,312	14.9%	425,737	355,373	19.8%
Cost of services provided	(95,601)	(86,223)	10.9%	(290,871)	(242,131)	20.1%
Gross Profit	50,708	41,089	23.4%	134,866	113,242	19.1%
Adjustments
Depreciation and amortization (cost of services provided)	2,105	1,405	49.9%	5,014	4,418	13.5%
Share-based compensation	703	649	8.3%	1,650	2,337	-29.4%
Adjusted Gross Profit	53,516	43,143	24.0%	141,530	119,996	17.9%
Adjusted Gross Profit Margin	36.6%	33.9%	2.7p.p	33.2%	33.8%	-0.5p.p

Adjusted EBITDA (in USD thousand)	3Q26	3Q25	Var. 3Q26 x 3Q25	9M26	9M25	Var. 9M26 x 9M25
Profit for the period	7,588	8,863	-14.4%	20,901	26,052	-19.8%
Adjustments
Net finance costs	3,920	4,111	-4.6%	8,962	6,871	30.4%
Income tax expense	3,057	4,575	-33.2%	10,953	14,337	-23.6%
Depreciation and amortization	5,555	4,685	18.6%	16,704	13,686	22.1%
Share-based compensation	2,493	1,300	91.8%	4,869	3,684	32.2%
Adjusted EBITDA	22,614	23,534	-3.9%	62,389	64,630	-3.5%
Adjusted EBITDA Margin	15.5%	18.5%	-3p.p	14.7%	18.2%	-3.5p.p

Adjusted Profit (in USD thousand)	3Q26	3Q25	Var. 3Q26 x 3Q25	9M26	9M25	Var. 9M26 x 9M25
Profit for the period	7,588	8,863	-14.4%	20,901	26,052	-19.8%
Adjustments
Acquisition-related expenses (1)	2,025	2,071	-2.2%	6,262	6,115	2.4%
Share-based compensation	2,493	1,300	91.8%	4,869	3,684	32.2%
Tax effects on non-IFRS adjustments	(606)	(960)	-36.9%	(1,662)	(2,732)	-39.2%
Adjusted Profit	11,500	11,274	2.0%	30,370	33,119	-8.3%
Adjusted Profit Margin	7.9%	8.9%	-1p.p	7.1%	9.3%	-2.2p.p

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Adjusted Diluted EPS (in USD)	3Q26	3Q25	Var. 3Q26 x 3Q25	9M26	9M25	Var. 9M26 x 9M25
Diluted EPS	0.06	0.07	-12.3%	0.16	0.19	-16.4%
Adjustments
Acquisition-related expenses (1)	0.02	0.02	0.2%	0.05	0.05	6.7%
Share-based compensation	0.02	0.01	96.5%	0.04	0.03	37.7%
Tax effects on non-IFRS adjustments	0.00	-0.01	-35.3%	-0.01	-0.02	-36.6%
Adjusted Diluted EPS	0.09	0.09	4.5%	0.23	0.25	-4.5%

Notes:

(1)	Adjusted Profit and Adjusted Diluted EPS include amortization of intangible assets from acquired companies totaling US$2,025 thousand in 3Q26 and US$2,071 thousand in 3Q25.
(2)	The calculation of the tax effect on non-IFRS Accounting Standards adjustments considers the nature of the expense, whether it is deductible or not, as well as whether it is a temporary or permanent difference. We also evaluate the tax scenario of each entity, taking into account whether deferred income tax assets would be realizable. Then, we apply the corresponding tax rate for the entity.

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CI&T Inc
Unaudited condensed consolidated interim financial statements September 30, 2026

Content

Unaudited condensed consolidated statement of financial position	3
Unaudited condensed consolidated statement of profit or loss	4
Unaudited condensed consolidated statement of other comprehensive income	5
Unaudited condensed consolidated statement of changes in equity	6
Unaudited condensed consolidated statement of cash flows	8
Notes to the unaudited condensed consolidated interim financial statements	9

2

CI&T Inc. Unaudited condensed consolidated statement of financial position as of September 30, 2026 and December 31, 2025 (In thousands of United States dollars – US$)

Assets	Note	September 30, 2026	December 31, 2025	Liabilities and equity	Note	September 30, 2026	December 31, 2025

Cash and cash equivalents	5	48,250	47,864	Trade and other payables		5,101	5,192
Accounts receivable	6.1	84,710	97,288	Loans and borrowings	8	81,566	66,443
Contract assets	6.2	66,548	34,260	Lease liabilities		3,111	3,435
Recoverable taxes		7,805	2,103	Salaries and welfare charges	9	61,685	58,670
Current income tax assets		8,897	8,068	Accounts payable for business acquired		5,442	1,328
Derivatives	10	-	190	Derivatives	10	-	512
Other assets		6,742	6,358	Current income tax liabilities		251	760
				Other taxes payable		4,442	3,266
				Contract liability		4,557	4,021
				Other liabilities		3,459	3,291

Total current assets		222,952	196,131	Total current liabilities		169,614	146,918

Recoverable taxes		823	895	Loans and borrowings	8	38,723	56,185
Current income tax assets		4,636	3,959	Deferred tax liabilities	15.2	35,955	26,427
Deferred tax assets	15.2	756	1,648	Lease liabilities		3,812	4,868
Judicial deposits		1,965	1,813	Provisions for tax and labor risks		826	680
Restricted cash		626	589	Accounts payable for business acquired		-	3,905
Other assets		2,001	1,183	Other liabilities		2,284	2,578
Property and equipment		7,841	7,354
Intangible assets and goodwill	7	336,482	329,348
Right-of-use assets		6,577	7,578

Total non-current assets		361,707	354,367	Total non-current liabilities		81,600	94,643

				Equity	11
				Share capital		7	7
				Share premium		182,815	183,395
				Treasury share reserve		(34,606)	(30,016)
				Capital reserves		23,941	23,180
				Retained earnings		159,429	138,528
				Other comprehensive income (loss)		1,859	(6,157)

				Total equity		333,445	308,937

Total assets		584,659	550,498	Total equity and liabilities		584,659	550,498

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

3

CI&T Inc.

Unaudited condensed consolidated statement of profit or loss

For the three and nine months ended on September 30, 2026 and 2025

(In thousands of United States dollars – US$, except basic and diluted result per share)

	Note	Three months ended September 30, 2026	Three months ended September 30, 2025	Nine months ended September 30, 2026	Nine months ended September 30, 2025

Revenue	12	146,309	127,312	425,737	355,373

Costs of services provided	13	(95,601)	(86,223)	(290,871)	(242,131)
Gross profit		50,708	41,089	134,866	113,242

Selling expenses	13	(20,510)	(10,075)	(48,864)	(27,923)
General and administrative expenses	13	(14,905)	(14,062)	(47,007)	(39,663)
Impairment reversal (loss) on accounts receivable and contract assets	13	(1,044)	(21)	227	218
Other income, net	13	316	618	1,594	1,386
Operating expenses, net		(36,143)	(23,540)	(94,050)	(65,982)

Operating profit before net finance costs and income tax expense		14,565	17,549	40,816	47,260

Finance income	14	5,513	4,542	16,916	14,084
Finance costs	14	(9,433)	(8,653)	(25,878)	(20,955)
Net finance costs		(3,920)	(4,111)	(8,962)	(6,871)

Profit before income tax		10,645	13,438	31,854	40,389
Income tax expense
Current	15	(974)	(3,718)	(2,385)	(6,550)
Deferred	15	(2,083)	(857)	(8,568)	(7,787)
Total income tax expense		(3,057)	(4,575)	(10,953)	(14,337)

Profit for the period		7,588	8,863	20,901	26,052

Profit attributable to:
Equity holders of the Parent Company		7,588	8,863	20,901	26,052

Earnings per share
Earnings per share – basic (in US$)		0.06	0.07	0.16	0.19
Earnings per share – diluted (in US$)		0.06	0.07	0.16	0.19

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

4

CI&T Inc. Unaudited condensed consolidated statement of other comprehensive income For the three and nine months ended September 30, 2026 and 2025 (In thousands of United States dollars – US$)

	Three months ended September 30, 2026	Three months ended September 30, 2025	Nine months ended September 30, 2026	Nine months ended September 30, 2025

Profit for the period	7,588	8,863	20,901	26,052

Other comprehensive income:

Items that are or may be reclassified subsequently to the statement of profit or loss

Cash flow hedges – effective portion of changes in fair value – net of tax	-	255	-	2,102
Cash flow hedges – reclassified to profit or loss – net of tax	1,245	976	1,304	1,415
Foreign operations - foreign currency translation differences	191	1,101	6,712	18,847
Total other comprehensive income	1,436	2,332	8,016	22,364

Total comprehensive income for the period	9,024	11,195	28,917	48,416

Total comprehensive income attributed to
Equity holders of the Parent Company	9,024	11,195	28,917	48,416

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

5

CI&T Inc. Unaudited condensed consolidated statement of changes in equity For the nine months ended on September 30, 2026 and 2025 (In thousands of United States dollars – US$)

	Note	Share capital	Share premium	Treasury share reserve	Capital reserve	Retained earnings reserve	Other comprehensive income (loss)	Total equity
Balances as of December 31, 2025		7	183,395	(30,016)	23,180	138,528	(6,157)	308,937
Comprehensive income for the period
Profit for the period		-	-	-	-	20,901	-	20,901
Foreign operations - foreign currency translation differences		-	-	-	-	-	6,712	6,712
Cash flow hedges – net of taxes		-	-	-	-	-	1,304	1,304
Total comprehensive income for the period		-	-	-	-	20,901	8,016	28,917

Transactions with the owner of the Group
Contributions, distribution and constitution of reserves
Treasury shares acquired	11.2	-	-	(9,066)	-	-	-	(9,066)
Equity settled share-based payment		-	-	-	4,575	-	-	4,575
Restricted stock units settled		-	(167)	2,843	(3,251)	-	-	(575)
Share options exercised		-	(751)	1,390	-	-	-	639
Incentive stock options exercised		-	(11)	29	-	-	-	18
Restricted options matching exercised		-	5	(5)	-	-	-	-
Treasury shares reissued		-	344	219	(563)	-	-	-
Total contributions and distribution and constitution of reserves		-	(580)	(4,590)	761	-	-	(4,409)

Balances as of September 30, 2026		7	182,815	(34,606)	23,941	159,429	1,859	333,445

6

CI&T Inc. Unaudited condensed consolidated statement of changes in equity For the nine months ended on September 30, 2026 and 2025 (In thousands of United States dollars – US$)

	Note	Share capital	Share premium	Treasury share reserve	Capital reserve	Retained earnings reserve	Other comprehensive income (loss)	Total equity
Balances as of January 1, 2025		7	186,333	(6,457)	26,659	97,908	(24,326)	280,124
Comprehensive income for the period
Profit for the period		-	-	-	-	26,052	-	26,052
Foreign operations - foreign currency translation differences		-	-	-	-	-	18,847	18,847
Cash flow hedges – net of taxes		-	-	-	-	-	3,517	3,517
Total comprehensive income for the period		-	-	-	-	26,052	22,364	48,416

Transactions with the owner of the Group
Contributions, distribution and constitution of reserves
Treasury shares acquired		-	-	(27,342)	-	-	-	(27,342)
Reissue of ordinary shares		-	(641)	641	-	-	-	-
Equity settled share-based payment		-	(6)	-	3,252	-	-	3,246
Restricted stock units settled		-	(309)	1,227	(1,343)	-	-	(425)
Share options exercised		-	(1,964)	3,208	-	-	-	1,244
Incentive stock options exercised		-	(99)	223	-	-	-	124
Total contributions and distribution and constitution of reserves		-	(3,019)	(22,043)	1,909	-	-	(23,153)

Balances as of September 30, 2025		7	183,314	(28,500)	28,568	123,960	(1,962)	305,387

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

7

CI&T Inc. Unaudited condensed consolidated statement of cash flows For the nine months ended on September 30, 2026 and 2025 (In thousands of United States dollars – US$)

	Notes	September 30, 2026	September 30, 2025
Cash flows from operating activities
Profit for the period		20,901	26,052
Adjustments for:
Depreciation and amortization	13	16,704	13,686
Loss on sale and write-off of non-financial assets		37	84
Interest and exchange rate changes		8,987	9,136
Unrealized gain on financial instruments	10	(339)	(1,410)
Income tax expenses	15	10,953	14,337
Impairment reversal on accounts receivable and contract assets	6	(227)	(218)
Share-based compensation	13	4,869	3,684
Other		298	20

Changes in operating assets and liabilities
Accounts receivable and contract assets		(15,712)	(16,357)
Recoverable taxes		(5,676)	(1,266)
Trade and other payables		(361)	(1,896)
Salaries and welfare charges		(1,335)	3,919
Contract liabilities		474	(6,013)
Other receivables and payables, net		608	2,668

Cash generated from operating activities		40,181	46,426

Income tax paid		(3,759)	(7,508)
Interest paid on loans and borrowings	8	(5,908)	(8,309)
Interest paid on lease		(645)	(596)
Income tax refund		522	469

Net cash from operating activities		30,391	30,482

Cash flows from investing activities
Acquisition of property and equipment and intangible assets		(13,441)	(10,339)

Cash used in investing activities		(13,441)	(10,339)

Cash flows from financing activities
Exercised share-based compensation		657	1,368
Payment of lease liabilities		(3,106)	(3,790)
Proceeds (outflows) from settlement of derivatives	10	(9)	91
Proceeds from loans and borrowings	8	24,611	24,722
Payment of loans and borrowings	8	(30,766)	(34,011)
Payment of installment related to accounts payable for business acquired		(873)	(1,842)
Repurchase of treasury shares	11.2	(9,066)	(27,342)

Net cash used in financing activities		(18,552)	(40,804)

Net decrease in cash and cash equivalents		(1,602)	(20,661)

Cash and cash equivalents as of January 1		47,864	56,621

Exchange variation effect on cash and cash equivalents		1,988	7,338

Cash and cash equivalents as of September 30		48,250	43,298

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

8

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements September 30, 2026 (In thousands of United States dollars – US$, unless otherwise indicated)

1.	Reporting entity

CI&T Inc. (“CI&T” or “Parent Company”) is a publicly held company incorporated in the Cayman Islands in June 2021, headquartered at Estrada Giuseppina Vianelli Di Napoli, 1455, Polo II de Alta Tecnologia, in the City of Campinas, State of São Paulo, Brazil. The Parent Company’s subsidiaries are mainly engaged in the development of customizable software through the implementation of software solutions, including machine learning, artificial intelligence, data analytics, cloud migration and mobility technologies.

These unaudited condensed consolidated interim financial statements comprise the Parent Company and its subsidiaries (collectively referred to as the “Group”).

Since November 10, 2021 CI&T has been a publicly-held company registered with the US Securities and Exchange Commission (the “SEC”) and its shares are traded on the New York Stock Exchange (“NYSE”) under the ticker symbol “CINT”.

1.1	Organizational structure

The Parent Company did not have any changes to its direct and indirect subsidiaries compared to those presented in the consolidated financial statements for the year ended December 31, 2025, except for: (i) CI&T Mexico, which started operations during the first quarter of 2026; (ii) CI&T Australia, which was dissolved on March 16, 2026; and (iii) CI&T Financial, CI&T Fintech, CI&T Colombia and CI&T Argentina, which were inactive and were closed during the three months ended September 30, 2026. Additionally, in October 2026, CI&T Germany was incorporated as a direct subsidiary of CI&T Holding Company Ltd and is expected to be operational during the first quarter of 2027.

2.	Basis of accounting

These unaudited condensed consolidated interim financial statements as of September 30, 2026, and for the three and nine months ended September 30, 2026 have been prepared in accordance with IAS 34 Interim Financial Reporting and should be read in conjunction with the Group's last annual consolidated financial statements as at and for the year ended December 31, 2025 ('last annual financial statements'). They do not include all the information required for a complete set of financial statements prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board “IASB” (IFRS Accounting Standards). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group's financial position and performance since the last annual financial statements.

These unaudited condensed consolidated interim financial statements were authorized for issue by the Parent Company's Board of Directors on November 10, 2026.

2.1	Seasonality of operations

The business activities carried on by the Group entities, and their transactions are not highly cyclical or seasonal in nature.

2.2	Accounting standards issued but not yet effective

The accounting policies adopted in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those followed in the preparation of the Group’s annual

9

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements September 30, 2026 (In thousands of United States dollars – US$, unless otherwise indicated)

consolidated financial statements for the year ended December 31, 2025, except for the adoption of new amendments effective as of January 1st, 2026, as disclosed in explanatory note 3.25 to the consolidated financial statements for December 31, 2025, which did not have a material impact on the Group's unaudited condensed consolidated interim financial statements. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

3.	Functional and presentation currency

The unaudited condensed consolidated interim financial statements of the Parent Company, along with those of its subsidiaries, are measured using the currency of the primary economic environment in which each entity operates, referred to as the "functional currency." For the Parent Company, this functional currency is the Brazilian Reais (R$). For presentation purposes, these unaudited condensed consolidated interim financial statements are expressed in United States dollars (US$).

4.	Use of judgments and estimates

In preparing these unaudited condensed consolidated interim financial statements, management has made judgments and estimates about the future that affect the application of the Group's accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgments made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

4.1	Fair value Measurement

There were no changes in the Group’s valuation processes, valuation techniques, and types of inputs used in the fair value measurements during the period. When available, observable market data is used, and third-party valuations are assessed to ensure compliance with accounting standards and appropriate classification within the fair value hierarchy. Fair values are categorized into Level 1 (quoted prices in active markets) and Level 2 (observable inputs other than quoted prices). The Group does not hold assets or liabilities that are categorized within Level 3 of the fair value hierarchy, which involves unobservable inputs. There were no transfers between Level 1 and Level 2 fair value measurements during the period, and no transfers into or out of Level 3 fair value measurements during 2026.

10

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements September 30, 2026 (In thousands of United States dollars – US$, unless otherwise indicated)

5.	Cash and cash equivalents

	Weighted average rate (p. a.)	September 30, 2026	December 31, 2025

Cash and bank balances		7,755	12,290
Short-term financial investments
Short-term financial investments – Brazilian reais	13.72%	11,048	9,639
Short-term financial investments – US dollars	3.39%	23,689	21,787
Short-term financial investments – Pound sterling	2.49%	3,928	2,515
Short-term financial investments – Chinese yuan	1.20%	1,305	480
Short-term financial investments – Canadian dollar	0.40%	525	1,153

Total		48,250	47,864

Short-term financial investments mainly consist of fixed-income instruments issued by financial institutions. These instruments earn interest at market-based rates and are held for cash management purposes.

6.	Accounts receivable and contract assets

6.1	Accounts receivable

The balances of accounts receivable are presented as follows:

	September 30, 2026	December 31, 2025
Accounts receivable - in R$ – from Brazil based customers	47,940	53,842
Accounts receivable - in US$ – from United States based customers	28,421	38,549
Accounts receivable – other currencies - from other foreign based customers	9,105	6,777
(-) Expected credit losses	(756)	(1,880)

Accounts receivable, net	84,710	97,288

The balance of accounts receivable by maturity date is as follows:

	September 30, 2026	December 31, 2025
Current	79,285	90,184
Overdue:
from 1 to 60 days	3,561	6,250
61 to 360 days	2,151	897
Over 360 days	469	1,837
(-) Expected credit losses	(756)	(1,880)

Total	84,710	97,288

11

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements September 30, 2026 (In thousands of United States dollars – US$, unless otherwise indicated)

The rollforward of the allowance for credit expected losses is as follows:

Expected credit losses

December 31, 2025	(1,880)
Addition	(590)
Reversal	1,798
Translation to presentation currency	(84)

September 30, 2026	(756)

As of September 30, 2026, the average expected credit loss rate under the method applied by the Group was 0.02% (0.03% as of December 31, 2025), except for certain credit-impaired customers that were individually assessed at specific impairment rates. These individually assessed balances resulted in an expected credit loss of US$ 736 (of the total of US$ 756). As of December 31, 2025, such credit-impaired customers with fully impaired balances resulted in an expected credit loss amounting to US$ 1,857 (of the total of US$ 1,880).

6.2	Contract assets

The balances of contract assets are presented as follows:

	September 30, 2026	December 31, 2025
Contract assets - in R$ – from Brazil based customers	40,588	22,715
Contract assets - in US$ – from United States based customers	20,328	8,343
Contract assets – other currencies - from other foreign based customers	6,620	3,212
(-) Expected credit losses	(988)	(10)

Contract assets, net	66,548	34,260

The rollforward of the allowance for expected losses is as follows:

Expected credit losses

December 31, 2025	(10)
Addition	(1,727)
Reversal	746
Translation to presentation currency	3

September 30, 2026	(988)

12

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements September 30, 2026 (In thousands of United States dollars – US$, unless otherwise indicated)

7.	Intangible assets and goodwill

The rollforward of intangible assets is as follows:

Cost	Weighted average rate (p.a.)	December 31, 2025	Additions	Disposals	Transfers	Translation to presentation currency	September 30, 2026
Customer relationship		58,732	-	-	-	1,160	59,892
Software		22,009	276	(31)	9,559	1,358	33,171
Software in progress		4,592	10,133	-	(9,559)	173	5,339
Non-compete agreement		2,708	-	-	-	187	2,895
Other		6,223	-	-	-	414	6,637
Goodwill		278,539	-	-	-	6,574	285,113
		372,803	10,409	(31)	-	9,866	393,047

Amortization
Customer relationship	13.19%	(26,443)	(5,780)	-	-	(773)	(32,996)
Software	25.39%	(9,395)	(4,982)	31	-	(532)	(14,878)
Non-compete agreement	20.00%	(2,224)	(518)	-	-	(153)	(2,895)
Other	5.00%	(5,393)	(40)	-	-	(363)	(5,796)
		(43,455)	(11,320)	31	-	(1,821)	(56,565)

Total		329,348	(911)	-	-	8,045	336,482

13

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements September 30, 2026 (In thousands of United States dollars – US$, unless otherwise indicated)

8.	Loans and borrowings

The loans and borrowings rollforward are summarized as follows:

	Nominal interest rate	Year of maturity	December 31, 2025	Proceeds from loans and borrowings	Payments related to loans and borrowings	Interest paid	Interest expenses	Exchange rate changes	Translation to presentation currency	September 30, 2026
In US$
Advance on foreign exchange contract	4.62% to 4.96% p.a	2026 to 2027	25,711	24,611	-	-	1,346	(634)	1,021	52,055
Export credit note	SOFR+2.33% p.a	2026	9,120	-	(8,927)	(414)	295	(748)	674	-
Working capital loan	SOFR+2.60% to 5.02%	2026 to 2028	55,299	-	(13,641)	(1,841)	2,340	(3,504)	3,497	42,150
			90,130	24,611	(22,568)	(2,255)	3,981	(4,886)	5,192	94,205

In R$
Export credit note	CDI + 1.75%	2026 to 2028	32,498	-	(8,198)	(3,653)	3,408	-	2,029	26,084
			32,498	-	(8,198)	(3,653)	3,408	-	2,029	26,084

Total			122,628	24,611	(30,766)	(5,908)	7,389	(4,886)	7,221	120,289

Current			66,443							81,566
Non-current			56,185							38,723

The Group’s loan and borrowings bear fixed or variable interest rate indexed to market reference rates such as the Secured Overnight Financing Rate (“SOFR”) or Interbank Deposit Certificate (“CDI” - an average of interbank overnight rates in Brazil).

The loans and borrowings are not secured by property and equipment or accounts receivable.

14

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements September 30, 2026 (In thousands of United States dollars – US$, unless otherwise indicated)

8.1	Advances on foreign exchange contracts

During the nine months ended September 30, 2026, the Group carried out the following transactions related to advances on foreign exchange contracts:

On May 8, 2026, CI&T Brazil obtained funding of US$ 9,852, bearing a nominal annual interest rate of 4.75%, with a single payment of principal and interest due in June 2027. The proceeds are used for general corporate purposes.

On June 11, 2026, CI&T Brazil renegotiated the terms of an existing advance on foreign exchange contract with an outstanding principal of US$ 26,141, reducing the nominal annual interest rate from 5.15% to 4.62%, and extending the maturity date from June 2026 to December 2026. In October 2026, CI&T Brazil renegotiated the terms once more, extending the maturity date to June 2027 and increasing the nominal annual interest rate from 4.62% to 5.15%.

On June 16, 2026, CI&T Brazil obtained funding of US$ 14,759, bearing a nominal annual interest rate of 4.96%, with a single payment of principal and interest due in July 2027. The proceeds are used for general corporate purposes.

8.2	Covenants

The Group has restrictive covenants in some of its loans and financing agreements, as disclosed in the last annual financial statements, and summarized below:

Restrictive clause related to:	Measurement frequency	Indicators	Required	Result
Export credit note	Annual - on December 31, 2026	Net debt(a)/ EBITDA(b)	Less than or equal to 3.0X	In compliance
Working capital	Annual - on December 31, 2026	Net debt(a)/ EBITDA(b)	Less than or equal to 3.0X	In compliance

(a)	Net debt means total loans, less cash and cash equivalents.
(b)	EBITDA means Earnings Before Interest, Tax, Depreciation and Amortization, where Interest refers to net finance costs.

9.	Salaries and welfare charges

	September 30, 2026	December 31, 2025

Accrued vacation and charges	31,996	25,830
Salaries	8,114	7,726
Payroll charges	6,048	5,435
Christmas bonuses	5,874	534
Withholding income tax	4,669	6,498
Bonus	3,262	11,407
Other	1,722	1,240

Total	61,685	58,670

15

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements September 30, 2026 (In thousands of United States dollars – US$, unless otherwise indicated)

10.	Derivatives

The Group enters into derivative financial instruments exclusively to manage financial risks arising from its financing activities.

The Group had two interest rate swap contracts used to manage the exposure to interest rate volatility associated with the Group’s loans and borrowings. During the nine months ended September 30, 2026, these instruments reached their maturity and were fully settled in cash, on July 7, 2026, and July 16, 2026, respectively. Consequently, as of September 30, 2026, the Group had no outstanding derivative financial instruments.

These instruments did not require initial investments other than normal collateral practices, when applicable.

As of December 31, 2025, the position of these outstanding derivative financial instruments was as follows:

Maturity	Notional in (US$)	Floating rate receivable	Fixed rate payable	Fair value
07/16/2026	9,000	SOFR overnight	3.09%	190
07/07/2026	4,479	CDI	US$ variation + 4.90%	(512)
Total				(322)

The rollforward of the derivatives is as follows:

Interest rate swaps

December 31, 2025	(322)
Gains recognized in the statement of profit or loss	339
Net loss on settlement of derivatives	9
Income tax withheld on the settlement of derivatives	(10)
Translation adjustment	(16)
September 30, 2026	-

Asset position on derivative financial instruments	-
Liability position on derivative financial instruments	-

16

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements September 30, 2026 (In thousands of United States dollars – US$, unless otherwise indicated)

11.	Equity

11.1 Share	capital

As of September 30, 2026, the total issued share capital is US$ 7 with a par value of US$ 0.00005.

The rollforward of share capital is as follows:

	Amount of	Number of common nominative shares
	share capital	Total	Class A	Class B

December 31, 2025	7	134,579,406	23,802,836	110,776,570
Class B converted to class A	-	-	166,122	(166,122)
September 30, 2026	7	134,579,406	23,968,958	110,610,448

According to the Parent Company's Articles of Association, the outstanding Class B common shares are convertible at any time at the option of the holder into Class A common shares.

11.2 Treasury	share reserve

On September 12, 2025, the Board of Directors approved a new share repurchase program, authorizing the repurchase of up to five million of its outstanding class A common shares up to December 31, 2026. The rollforward of the treasury share reserve is as follows:

	Number of shares	Average cost

December 31, 2025	5,719,653	(30,016)
Share buyback	2,241,072	(9,066)
Equity awards settled in treasury stock	(575,535)	4,476
September 30, 2026	7,385,190	(34,606)

17

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements September 30, 2026 (In thousands of United States dollars – US$, unless otherwise indicated)

12.	Revenue

12.1 Revenue	by nature of service

The Group primarily generates revenue through the provision of services summarized by nature in the table below:

	Three months ended September 30, 2026	Three months ended September 30, 2025	Nine months ended September 30, 2026	Nine months ended September 30, 2025

Software development revenue	137,719	121,652	401,579	340,399
Consulting revenue	5,018	2,253	12,985	5,678
Software maintenance revenue	3,022	2,401	9,318	7,464
Other revenue	550	1,006	1,855	1,832

Total revenue	146,309	127,312	425,737	355,373

12.2 Revenue	by industry vertical

The following table sets forth the revenue by industry vertical for the periods indicated:

	Three months ended September 30, 2026	Three months ended September 30, 2025	Nine months ended September 30, 2026	Nine months ended September 30, 2025

By industry vertical
Financial services	60,597	48,072	168,613	127,101
Retail and industrial goods	28,238	26,199	82,974	74,589
Consumer goods	21,929	24,668	67,575	72,491
Technology and telecommunications	17,018	12,140	50,241	33,740
Life sciences	11,955	9,690	33,399	28,208
Other	6,572	6,543	22,935	19,244

Total revenue	146,309	127,312	425,737	355,373

12.3 Revenue	by country

The table below summarizes revenues by country:

	Three months ended September 30, 2026	Three months ended September 30, 2025	Nine months ended September 30, 2026	Nine months ended September 30, 2025

Brazil	73,594	61,342	211,712	165,547
United States of America	59,295	54,558	173,389	155,392
Other countries	13,420	11,412	40,636	34,434

Total revenue	146,309	127,312	425,737	355,373

Revenue by country was determined based on the country in which the sale occurred.

18

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements September 30, 2026 (In thousands of United States dollars – US$, unless otherwise indicated)

12.4 Revenue	by client concentration

Revenue generated from a single external customer represents 11.6% of the Group’s total revenues as of September 30, 2026 (11.2% as of September 30, 2025).

13.	Expenses by nature

Information on the nature of expenses recognized in the unaudited condensed consolidated interim statement of profit or loss is presented below:

	Three months ended September 30, 2026	Three months ended September 30, 2025	Nine months ended September 30, 2026	Nine months ended September 30, 2025

Employee expenses	(105,611)	(92,172)	(318,380)	(259,311)
Third-party services and other inputs	(11,620)	(7,875)	(30,152)	(21,399)
Depreciation and amortization	(5,555)	(4,685)	(16,704)	(13,686)
Travel expenses	(1,662)	(1,455)	(5,102)	(3,983)
Share-based compensation	(2,493)	(1,300)	(4,869)	(3,684)
Impairment reversal (loss) on accounts receivable and contract assets	(1,044)	(21)	227	218
Other costs and expenses	(3,759)	(2,255)	(9,941)	(6,268)

Total	(131,744)	(109,763)	(384,921)	(308,113)

14.	Net finance costs

	Three months ended September 30, 2026	Three months ended September 30, 2025	Nine months ended September 30, 2026	Nine months ended September 30, 2025

Finance income:	5,513	4,542	16,916	14,084
Foreign-exchange gain	4,606	2,852	13,759	7,442
Income from financial investments	463	757	1,202	2,746
Interest income on other assets	370	273	1,115	876
Gains on derivatives	65	589	690	2,872
Other finance income	9	71	150	148

Finance costs:	(9,433)	(8,653)	(25,878)	(20,955)
Foreign-exchange loss	(6,315)	(4,239)	(16,018)	(8,602)
Interest and charges on loans and leases	(2,579)	(3,347)	(8,037)	(9,668)
Interest expenses on other liabilities	(210)	(189)	(585)	(562)
Loss on derivatives	(62)	(563)	(351)	(1,462)
Other finance costs	(267)	(315)	(887)	(661)

Net finance costs	(3,920)	(4,111)	(8,962)	(6,871)

19

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements September 30, 2026 (In thousands of United States dollars – US$, unless otherwise indicated)

15.	Income tax expense

The income tax expense recognized in profit or loss for the periods are shown as follows:

	Three months ended September 30, 2026	Three months ended September 30, 2025	Nine months ended September 30, 2026	Nine months ended September 30, 2025

Current income tax	(974)	(3,718)	(2,385)	(6,550)
Deferred income tax	(2,083)	(857)	(8,568)	(7,787)

Total income tax (expenses)	(3,057)	(4,575)	(10,953)	(14,337)

15.1	Effective tax rate reconciliation

The nominal tax rate was computed based on the Brazilian tax law, taking into account the combined income tax and social contribution tax rate given that Brazil is currently the main operation of the Group. The reconciliation of the effective tax rate with the average nominal tax rate is as follows:

	Three months ended September 30, 2026	Three months ended September 30, 2025	Nine months ended September 30, 2026	Nine months ended September 30, 2025

Profit before income tax	10,645	13,438	31,854	40,389
Nominal income tax rate	34%	34%	34%	34%
Tax expenses per nominal income tax rate	(3,619)	(4,569)	(10,830)	(13,732)

Tax benefits incentives	916	752	2,568	943
Tax rate differences on subsidiaries	340	214	(242)	1,687
Permanent differences	(363)	(368)	(869)	(739)
Tax losses for which no deferred tax asset is recognized	(441)	(625)	(1,558)	(2,106)
Other	110	21	(22)	(390)

Income tax expenses	(3,057)	(4,575)	(10,953)	(14,337)

Effective rate	29%	34%	34%	35%

20

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements September 30, 2026 (In thousands of United States dollars – US$, unless otherwise indicated)

15.2	Movement in deferred tax balances

	December 31, 2025	Recognized in profit or loss	Reclassification	Recognized in OCI	Translation to presentation currency	September 30, 2026	Assets	Liabilities
Goodwill	(33,285)	(7,014)	-	-	(1,831)	(42,130)	-	(42,130)
Provisions	1,420	(207)	-	-	63	1,276	1,276	-
Property and equipment	263	314	-	-	26	603	603	-
Derivatives	110	(117)	-	-	7	-	-	-
Bonus accrued	3,354	(2,596)	-	-	177	935	935	-
Intangible assets	(624)	261	-	-	74	(289)	1,726	(2,015)
Share-based compensation	3,102	442	-	-	120	3,664	3,664	-
Lease	173	(92)	12	-	12	105	105	-
Other temporary differences	95	21	(12)	-	1	105	105	-
Tax loss carryforward	613	420	-	(484)	(17)	532	532	-
Total	(24,779)	(8,568)	-	(484)	(1,368)	(35,199)	8,946	(44,145)
Offset of deferred taxes						-	(8,190)	8,190
Net Tax assets (liabilities)						(35,199)	756	(35,955)

21

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements September 30, 2026 (In thousands of United States dollars – US$, unless otherwise indicated)

16.	Financial risk management

16.1	Fair value hierarchy

The following table presents the carrying amounts and fair values of financial assets and financial liabilities, along with their respective levels in the fair value hierarchy. It excludes fair value information for financial assets and financial liabilities that are not measured at fair value, provided the carrying amount is a reasonable approximation of fair value.

			September 30, 2026
Financial assets	Note	Level	Fair value	Carrying amount
Derivative financial instruments	10	2	-	-
Short-term financial investments	5	2	40,495	40,495

Financial liabilities
Derivative financial instruments	10	2	-	-
Loans and borrowings	8	2	(120,999)	(120,289)

			December 31, 2025
Financial assets	Note	Level	Fair value	Carrying amount
Derivative financial instruments	10	2	190	190
Short-term financial investments	5	2	35,574	35,574

Financial liabilities
Derivative financial instruments	10	2	(512)	(512)
Loans and borrowings	8	2	(121,935)	(122,628)

For other financial instruments recognized by the Group, due to their short-term nature, their carrying amounts approximate fair value and therefore they are not included in the fair value disclosures nor in the fair value hierarchy. It includes accounts receivable, other assets, trade and other payables and accounts payable for business acquired.

17.	Related parties

17.1	Transactions with key management personnel

	Three months ended September 30, 2026	Three months ended September 30, 2025	Nine months ended September 30, 2026	Nine months ended September 30, 2025
Direct compensation	460	427	1,831	1,548
Share-based compensation program	94	57	145	108

The Group has no additional post-employment obligation and no other long-term benefits, such as premium leave or severance benefits. The Group also does not offer other benefits in connection with the dismissal of its Senior Management’s members. These expenses are recognized in general and administrative expenses.

22

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements September 30, 2026 (In thousands of United States dollars – US$, unless otherwise indicated)

18.	Operating segments

Operating segments are defined based on business activities that reflect how the Chief Operating Decision Maker (“CODM”) reviews financial information within the decision-making process.

The Group's CODM is the Group's Board of Directors. The CODM oversees operational decisions related to resource allocation and performance evaluation. The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation and evaluating performance based on a single operating segment.

19.	Non-cash transaction

	Additions of property and equipment and intangible assets	Additions and disposals of right-of-use assets	Share-based compensation exercised	Total
As of September 30, 2026

Property and equipment	9	-	-	9
Intangible assets	78	-	-	78
Right-of-use assets	-	(1,386)	-	(1,386)
Trade and other payables	(87)	-	-	(87)
Lease liabilities	-	1,386	-	1,386
Equity settled share-based payment exercised	-	-	(4,476)	(4,476)
Treasury shares reissued	-	-	4,476	4,476

	Additions of property and equipment	Additions and disposals of right-of-use assets	Share-based compensation exercised	Total
As of September 30, 2025

Property and equipment	5	-	-	5
Right-of-use assets	-	2,417	-	2,417
Trade and other payables	(5)	-	-	(5)
Lease liabilities	-	(2,417)	-	(2,417)
Equity settled share-based payment exercised	-	-	(5,299)	(5,299)
Treasury shares reissued	-	-	5,299	5,299

20.	Subsequent events

There have been no other significant events subsequent to September 30, 2026, through the date of these unaudited condensed consolidated interim financial statements, except for: (i) the incorporation of CI&T Germany (refer to note 1.1) and (ii) the renegotiation of advance on foreign exchange contract (refer to note 8.1), both occurring in October 2026.

23

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 11, 2026

CI&T Inc
By:	/s/ Stanley Rodrigues
Name: Stanley Rodrigues
Title: Chief Financial Officer